

January 26, 2015

<u>Via E-Mail</u>
Mr. Perry Y. Ing
Chief Financial Officer
McEwen Mining Inc.
150 King Street West, Suite 2800
Toronto, Ontario, Canada M5H 1J9

      Re: McEwen Mining Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed March 10, 2014
              File No. 001- 33190

Dear Mr. Ing:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and
                      Mining